Exhibit 4.9
DESCRIPTION OF COMMON STOCK
The following summary of the common stock, par value $0.25 per share (the “Common Stock”), of MTS Systems Corporation (the “Company,” “we,” or “our”) is based on and qualified by our amended and restated articles of incorporation (the “Articles of Incorporation”) and our amended and restated bylaws (the “Bylaws”). For a complete description of the terms and provisions of our common stock, refer to the full text of the Articles of Incorporation and the Bylaws, both of which are filed as exhibits to our Annual Report on Form 10-K to which this description is also an exhibit.
General
Shares Authorized and Outstanding. Our authorized common stock consists of 64,000,000 shares. We do not have any preferred stock authorized under our Articles of Incorporation.
Dividends. Holders of common stock are entitled to receive dividends when and as declared by our board of directors out of funds legally available for dividends. We have historically paid dividends to holders of our common stock on a quarterly basis. The declaration and payment of future dividends will depend on many factors, including, but not limited to, our earnings, financial condition, business development needs and regulatory considerations and are at the discretion of our board of directors.
Voting Rights. Holders of common stock are entitled to one vote per share on all matters to be voted upon by our shareholders. All shares of common stock rank equally as to voting and all other matters. Holders of common stock are also entitled to cumulative voting rights in the election of directors. Upon proper written notice, holders of common stock may cumulate their votes for the election of directors by multiplying the number of votes to which the shareholder is entitled by the number of directors to be elected and casting all such votes for one nominee or distributing them among any two or more nominees.
Other Rights. If we voluntarily or involuntarily liquidate, dissolve or wind up our business, holders of common stock will receive pro rata, according to shares held by them, any remaining assets able to be distributed to our common shareholders. Holders of common stock have no preemptive rights. This means that the holders of common stock have no right to buy any portion of securities we may issue in the future.
Listing. Our outstanding shares of common stock are listed on the Nasdaq Global Select Market under the symbol “MTSC.” EQ Shareowner Services serves as the transfer agent and registrar for the common stock.
Fully Paid. The outstanding shares of common stock are fully paid and nonassessable. This means the full purchase price for the outstanding shares of common stock has been paid and the holders of such shares will not be assessed any additional amounts for such shares.
Anti-Takeover Provisions Contained in the Minnesota Business Corporation Act
Certain provisions of the Minnesota Business Corporation Act (the “MBCA”), as described below, could have an anti-takeover effect. These provisions are intended to provide management flexibility to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board and to discourage an unsolicited takeover of our company if our board determines that such a takeover is not in the best interests of our company and our shareholders. However, these provisions could have the effect of discouraging attempts to acquire us which could deprive our shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.
Section 302A.671 of the MBCA applies, with certain exceptions, to any acquisitions of our voting stock from a person other than us, and other than in connection with certain mergers and exchanges to which we are a party and certain tender offers or exchange offers approved in advance by a disinterested board committee, resulting in the beneficial ownership of 20% or more of the voting power of our then outstanding stock.
Section 302A.671 requires approval of the granting of voting rights for the shares received pursuant to any such acquisitions by a vote of our shareholders holding a majority of the voting power of our outstanding shares and a majority of the voting power of our outstanding shares that are not held by the acquiring person, our officers or those non-officer employees, if any, who are also our directors. Similar voting requirements are imposed for acquisitions resulting in beneficial ownership of 33-1/3% or more or a majority of the voting power of our then outstanding stock. In general, shares acquired without this approval are denied voting rights in excess of the 20%, 33-1/3% or 50% thresholds and, to that extent, can be called for redemption at their then fair market value by us within 30 days after the acquiring person has failed to deliver a timely information statement to us or the date our shareholders voted not to grant voting rights to the acquiring person's shares.
Section 302A.673 of the MBCA generally prohibits any business combination by us, or any subsidiary of ours, with any shareholder that beneficially owns 10% or more of the voting power of our outstanding shares (an “interested shareholder”) within four years following the time the interested shareholder crosses the 10% stock ownership threshold, unless the business combination is approved by a committee of disinterested members of our board of directors before the time the interested shareholder crosses the 10% stock ownership threshold.
Section 302A.675 of the MBCA generally prohibits an offeror from acquiring our shares within two years following the offeror's last purchase of our shares pursuant to a takeover offer with respect to that class, unless our shareholders are able to sell their shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer. This statute will not apply if the acquisition of shares is approved by a committee of disinterested members of our board of directors before the purchase of any shares by the offeror pursuant to the earlier takeover offer.
Authorized but Unissued Common Stock
Minnesota law does not require shareholder approval for any issuance of authorized shares of common stock. However, the listing requirements of the Nasdaq Global Select Market, which would apply so long as our common stock remains listed on the Nasdaq Global Select Market, require shareholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then outstanding number of shares of common stock.
One of the effects of the existence of unissued and unreserved common stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.
Advance Notice Requirements for Director Nominations and Shareholder Proposals
Our Bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to our corporate secretary.
Generally, to be timely, a shareholder's notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the previous year's annual meeting. Our Bylaws also specify requirements as to the form and content of a shareholder's notice.
These provisions may impede shareholders' ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders and may delay, deter or prevent tender offers or takeover attempts that shareholders may believe are in their best interests, including tender offers or attempts that might allow shareholders to receive premiums over the market price of their common stock.
Amendment of our Articles of Incorporation and Bylaws
The holders of a majority of the outstanding voting shares of our common stock have the power to amend our Articles of Incorporation. Our board of directors may alter or amend, make or adopt, or repeal our Bylaws, subject to the limitations see forth in our Bylaws and the MBCA. Our shareholders also have the power to alter or amend, make or adopt, or repeal our Bylaws.